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                                                                   EXHIBIT 4-j

[DDL ELECTRONICS, INC. LETTERHEAD]

October 15, 1995

VIA FACSIMILE

Mr. Bruce Kanter
20601 Oaksboro Circle
Woodland Hills, CA. 91364

With our apologies for the delay in getting this letter into your hands, this writing will confirm your business arrangement with this Company as approved in an informal telephonic meeting of the Executive Committee of the Board of Directors on September 20, 1995:

     1. You will be resigning as a Director and a member of the Audit Committee of this Company effective September 15, 1995 and assuming the position of a Financial Consultant to the Company on that date;

     2. As compensation for your services as a Financial Consultant you will received 20,000 shares of stock in this Company now and another 20,000 shares of stock in this Company within 20 days of approval of the Board of Directors of this Company of the pending SMTEK acquisition;

     3. You will stand election as a Director of this Company at the next Annual Meeting of Shareholders which is now rapidly moving from December of this year to February of 1996;

     4. You will create, design and participate in a stock option plan for the Directors of this Company elected at the next Annual Meeting of Shareholders with your particular option exercise price being $1.75 per share, the Company's stock price at the time of your joining the Company;

     5. Should your duties as a Financial Consultant require you to travel outside of California by airplane, your travel will be reimbursed at business travel rates; and

     6. On or before December 1, 1995 some accommodation will be extended to you regarding a provision of group medical insurance at Company expense.

Although we were not direct participants in the establishment of these basic deals points, we trust that they have been accurately set-forth herein. We appreciate what you have done for the Company and what we know the Company will be receiving from your efforts in the future.



/s/ Don A. Raig
- ---------------------------------
DON A. RAIG
CHIEF OPERATING OFFICER

DAR:csb